

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2013

<u>Via E-Mail</u>
Eric L. Marhoun, Esq.
General Counsel
Fidelity & Guaranty Life
1001 Fleet Street, 6th Floor
Baltimore, Maryland 21202

> **Re:**   **Fidelity & Guaranty Life**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 17, 2013**
> **File No. 333-190880**

Dear Mr. Marhoun:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. It appears that you have submitted or will be submitting a confidential treatment request with respect to portions of certain of your exhibits. We will provide any comments in relation to any such confidential treatment request and the related disclosure in a separate comment letter.

<u>Certain Relationships and Related Party Transactions</u>
<u>Reinsurance Transaction, page 158</u>

2. We note your response to our prior comment 32. Please revise the risk factor on page 32 and/or the discussion on page 158 to clarify the relationship between Five Island Capital Management and Five Island Asset Management, and define FIAM the first time it is used.

<u>Item 16. Exhibits and Financial Statement Schedules, page II-3</u>

3. Please file the registration rights agreement with HGI, or a form thereof, as an exhibit to your registration statement, when it becomes available.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Eric L. Marhoun, Esq.
Fidelity & Guaranty Life
October 28, 2013
Page 3

You may contact James Peklenk at (202) 551-3661 or Andrew Mew at (202) 551-3377 if you have questions regarding the financial statements and related matters. Please contact Amy Reischauer at (202) 551-3793, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan

Jeffrey P. Riedler
Assistant Director

cc: Via E-Mail
        Ethan T. James, Esq.
        Debevoise & Plimpton LLP
        919 Third Avenue
        New York, New York 10022